UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

Commission file no. 1-11430

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.

622 Third Avenue
New York, New York, 10017-6707

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Minerals Technologies Inc. Savings and Investment Plan:
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Minerals Technologies Inc. Savings and Investment Plan (the Plan) for the years ended December 31, 2024, and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Minerals Technologies Inc. Savings and Investment Plan as of December 31, 2024, and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Minerals Technologies Inc. Savings and Investment Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2024, have been subjected to audit procedures performed in conjunction with the audit of Minerals Technologies Inc. Savings and Investment Plan’s financial statements. The supplemental information is the responsibility of the Minerals Technologies Inc. Savings and Investment Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Withum Smith+Brown, PC
We have served as the Plan’s auditor since 2022.

New York, New York
June 18, 2025

PCAOB ID Number 100

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2024	2023
Assets:
Investments, at fair value (note 3):
Cash equivalents	$1,676	$1,160
In securities of participating employer	43,830	43,127
In securities of unaffiliated issuers:
Common stock	6,252	6,642
Common collective funds	74,508	66,664
Mutual funds	178,481	159,389
Total investments, at fair value	304,747	276,982

Fully benefit–responsive investment contracts, at contract value	51,336	58,613
Notes receivable from participants	4,656	4,753

Net assets available for benefits	$360,739	$340,348

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2024	2023
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$36,603	$38,297
Dividends	3,633	2,669
Interest	2,016	2,019

Investment income	42,252	42,985

Interest from notes receivable from participants	354	267

Contributions:
Participants	14,334	13,619
Employer	6,977	6,840

Total contributions	21,311	20,459

Total additions	63,917	63,711

Reductions from net assets attributed to:
Benefits paid to participants	43,300	35,248
Administrative expenses	226	178

Total reductions	43,526	35,426

Net increase	20,391	28,285

Net assets available for benefits:
Beginning of year	340,348	312,063

End of year	$360,739	$340,348

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2024 and 2023
(1)	Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Minerals Technologies Inc. (the “Plan Sponsor” or “Company”).  Employees who generally work more than 20 hours per week become eligible to participate in the Plan on the date of their employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions

Participants may elect to contribute between 2% and 20% of eligible earnings (as defined). Contributions may be made on a pre-tax basis, on an after-tax basis, or on a combined basis.  Employee contributions of the first 3% of the participants’ eligible contributions will be matched 100% by the Company and the next 2% will be matched 50% by the Company to a maximum compensation limit of $345,000.  Employee contributions in excess of 5% will not be matched. While it is the Company’s intention to make matching contributions each payroll period, the Company’s Board of Directors reserves the right to increase, reduce or eliminate matching contributions for any Plan year, or for any payroll period. The Company's matching contributions are invested solely in the Company's common stock. Participants can, at any time, transfer or reallocate amounts held in the MTI Common Stock Fund to another fund under the Plan. Certain employees of AMCOL International, hired after December 31, 2003 through the merger date receive a special retirement contribution of 3% of compensation.
Employees initially eligible to participate in the Plan on or after January 1, 2023 will be automatically enrolled at a 5% contribution rate. In addition, the automatic contribution rate will automatically increase on a pre-tax basis each year by 1% until a combined pre-tax and Roth contribution rate of 10% is reached. Newly eligible participants have approximately 45 days from their initial eligibility date to choose a different pre-tax percentage, contribute on an after-tax basis or to opt not to participate in the Plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The maximum before-tax contribution limit for participants under age 50 was $23,000 and $22,500 for 2024 and 2023, respectively.  However, a participant's contributions may be further increased or reduced based on the rules and regulations of the Internal Revenue Code (“IRC”). All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make pre-tax catch-up contributions in accordance with certain regulations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or loss and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are fully vested in the entire value of their accounts at the time of contribution.
Investment Options
Each participant in the Plan elects to have contributions invested in anyone or a combination of the following separate investment options as of December 31, 2024:
New York Life Insurance Anchor Account IV: This fund is a New York Life Insurance Company pooled separate account which invests in fixed income securities.

BlackRock Impact Mortgage Fund: This fund invests primarily in the highest-rated government and agency bonds and maintains an average portfolio duration that is within 20% of the Lehman Brothers Intermediate Government Index.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2024 and 2023

Prudential Total Return Bond Fund: This fund invests primarily in bonds.

State Street Target Retirement Non-Lending Series Funds (The Strategy Funds): These funds are designed to incorporate a broad range of asset classes to provide diversification of returns and risks consistent with a stated time horizon. The Strategy Funds asset mix becomes progressively more conservative over time as the strategy target date grows nearer. The strategy target dates range from 2020 to 2065. There is also an age-based lifetime strategy fund. The investments are in a combination of U.S. stocks, international stocks, bonds and cash.

Alliance Bernstein Discovery Value Fund: This fund invests primarily in small and mid-capitalization stocks.
Eaton Vance AtlCapSMID-Cap: This fund invests primarily in small and mid-capitalization stocks.

American Funds - Fundamental Investors Fund: This fund invests primarily in common stocks and may invest significantly in securities of issuers domiciled outside the U.S. and Canada and not included in the S&P 500 Index.

ClearBridge Large Cap Growth Fund (IS): This fund seeks long-term capital growth.  This fund invests at least 80% of its net assets in equity securities or other instruments with similar economic characteristics of U.S. companies with large market capitalizations.

Wilmington Large Cap Value Fund: This fund invests in a diversified portfolio of U.S. equity (or equity-related) securities of large-cap companies (primarily common stock).

Fidelity 500 Index Fund: This fund normally invests at least 80% of assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the U.S.

Janus Henderson Balanced Fund (N): This fund is invested in stocks and bonds.
Janus Triton Fund (I): This fund invests in equity securities of small and medium-sized companies.

MFS International Value R4 Fund: This fund primarily invests its assets in foreign equity securities, including emerging market equity securities.
MFS International Value R6 Fund: This fund primarily invests its assets in foreign equity securities, including emerging market equity securities.

Vanguard Life Strategy Conservative Growth Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund’s assets are invested in bonds and 40% in common stocks and cash equivalents.

Vanguard Life Strategy Growth Fund: This fund is primarily invested in stocks and bonds. Approximately 80% of the fund’s assets are invested in stocks and 20% in bonds.

Vanguard Life Strategy Moderate Growth Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund is invested in mid and large capitalization stock and 40% in fixed income securities and cash equivalents.

State Street Russell Small/Midcap Index Non-Lending Series Fund: This fund is designed to match the risk and return of the Russell 2000 Index, a broadly based average of the U.S. equity market.

State Street S&P Midcap 400 Index Securities Lending Series Fund: This fund is designed to match the risk and return of the Standard & Poor's 400 Index, a broadly based average of the U.S. equity market.

MTI Common Stock Fund: This fund invests in the Company's common stock.  The MTI Common Stock Fund is a participant-directed fund. All Company matching contributions are invested in this fund, and once deposited; the investments are participant-directed.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc.  The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc. when the Plan was established.  No new contributions or transfers can be made into this fund, however, participants are allowed to transfer balances from this fund into other investment options.

Charles Schwab Participant-Directed Brokerage Account: This is a participant-directed brokerage account which invests primarily in a variety of publicly available mutual funds, common stock and cash and cash equivalents.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2024 and 2023

Notes Receivable from Participants

Participants may borrow from their accounts an amount up to $50,000 or 50% of their account balance, whichever is less. The minimum amount a participant may borrow is $1,000. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

Loans must be repaid over a period of not more than five years; however, if the loan is used to purchase a principal residence, the loan can be repaid over a period of not more than fifteen years. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.75% for both 2024 and 2023 which are fixed at the time of the loan and which are commensurate with prevailing rates as determined quarterly by the Plan administrator.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant would receive a lump-sum amount equal to the value of the participant's account. In-service withdrawals, including hardship withdrawals, may also be made under certain circumstances.

(2)	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Asset Valuation and Income Recognition

The Plan's investments are stated at fair value except for the fully benefit responsive contract which is stated at contract value.  Short-term investments are recorded at cost, which approximates fair value.  The common stock within the MTI Common Stock Fund, Pfizer Common Stock Fund, and the shares of mutual funds, including those held in the brokerage account are valued using quoted market prices.  Common collective funds are stated at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund.

Purchases and sales of securities are recorded on a trade date basis.  The net appreciation in fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) of the fair value for the investments remaining in the Plan.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan agreement.

Payment of Benefits
Benefits are recorded when paid.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2024 and 2023

(3)	Fair Value Measurements

There is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 or 2023.

Equity securities: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

Mutual funds:  Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. These securities are valued using quoted market prices.  The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

Common collective funds: Valued at the fair value using the NAV provided by the fund trustee as a practical expedient based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the common collective trust funds. There are no unfunded commitments.  The NAV for these funds are published on a daily basis and is the basis for the Plan participant transactions. In accordance with subtopic 820-10, these investments have not been classified in the fair value hierarchy. The amounts presented in the fair value table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of assets available for benefits.

Cash equivalents: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

The following tables sets forth by level, the Plan's financial assets at fair value as of December 31, 2024 and 2023.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.  The method described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair value.  There were no transfers between fair value levels during 2024 and 2023.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2024 and 2023

As of December 31, 2024 (dollars in thousands)
	Investments at Fair Value as determined by Quoted or Published Prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2024

Cash equivalents	$1,676	$--	$--	$1,676

Mutual funds
Fixed income funds	$13,937	$--	$--	$13,937
Equity funds	$46,967	$--	$--	$46,967
Growth & income funds	$115,152	$--	$--	$115,152

Mutual funds - participant-directed brokerage account
Equity funds –capital growth	$1,623	$--	$--	$1,623
Equity funds – current income	$529	$--	$--	$529
Balanced funds	$107	$--	$--	$107
Fixed income funds	$156	$--	$--	$156

International funds	$10	$--	$--	$10

Total mutual funds	$178,481	$--	$--	$178,481

Common stock
Participant-directed brokerage account	$848	$--	$--	$848
Pharmaceuticals	$5,404	$--	$--	$5,404
Industrial	$43,830	$--	$--	$43,830
Total common stock	$50,082	$--	$--	$50,082

Investments at NAV	$--	$--	$--	$74,508

Total investments	$230,239	$--	$--	$304,747

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2024 and 2023

As of December 31, 2023 (dollars in thousands)
	Investments at Fair Value as determined by Quoted or Published Prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2023

Cash equivalents	$1,160	$--	$--	$1,160

Mutual funds
Fixed income funds	$10,536	$--	$--	$10,536
Equity funds	$44,023	$--	$--	$44,023
Growth & income funds	$103,298	$--	$--	$103,298

Mutual funds - participant-directed brokerage account
Equity funds –capital growth	$997	$--	$--	$997
Equity funds – current income	$230	$--	$--	$230
Balanced funds	$96	$--	$--	$96
Fixed income funds	$187	$--	$--	$187

International funds	$22	$--	$--	$22

Total mutual funds	$159,389	$--	$--	$159,389

Common stock
Participant-directed brokerage account	$608	$--	$--	$608
Pharmaceuticals	$6,034	$--	$--	$6,034
Industrial	$43,127	$--	$--	$43,127
Total common stock	$49,769	$--	$--	$49,769

Investments at NAV	$--	$--	$--	$66,664

Total investments	$210,318	$--	$--	$276,982

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2024 and 2023

(4)	Fully Benefit Responsive Contract

The Plan invests in the New York Life Insurance Anchor Acct IV, which is considered a fully benefit responsive contract (the “Contract”).  This investment is valued at contract value reported by the fund manager based on the underlying investments within each fund. There are no imposed redemption restrictions.

The existence of certain conditions can limit the Contract's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the Contract that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the Contract or a unitholder, tax disqualification of the Contract or a unitholder, and certain Contract amendments if issuers' consent is not obtained. As of December 31, 2024, the occurrence of an event outside the normal operation of the Contract that would cause a withdrawal from an investment contract is not considered to be probable.  To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder's interest in the Contract without the need to access investment contracts.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA.  Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as of the date of such termination.  No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

(6)	Tax Status

The Internal Revenue Service (“IRS”) determined and informed the Company by a letter dated December 27, 2013, that the Plan and related Trust established thereunder are properly designed and, thus qualified and are tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code (“IRC”).  Although the Plan has been amended and restated since receiving the determination letter, the Company and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or de-recognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or de-recognition of an asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax audits for years prior to 2020.

(7)	Administrative and Investment Advisor Costs

All costs of administering the Plan are paid by the Plan and amounted to $226,381 and $178,588 for the years ended December 31, 2024 and 2023, respectively.  Participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the participant directed brokerage account.  Investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services.  Investment advisory fees and costs are deducted and reflected in the net appreciation in the fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

(8)	Related-Party Transactions

John Hancock Trust Company LLC is Trustee and record keeper of the Plan.  Certain Plan investments in the pooled separate account are managed by New York Life Investment Management LLC, an affiliate of John Hancock Trust Company LLC.

Certain Plan investments are shares of the Company's common stock, which qualify as party-in-interest transactions.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2024 and 2023
(9)	Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer Common Stock Funds, which principally invest in securities of a single issuer.  At December 31, 2024 and 2023, investments in the New York Life Insurance Anchor Acct IV of $51,336 and $58,613 represent 14% and 17%, respectively, of the Plan's net assets. At December 31, 2024 and 2023, investments in the Fidelity 500 Index Fund of $59,030 and $51,746 represent 16% and 15%, respectively, of the Plan's net assets. At December 31, 2024 and 2023, investments in MTI common stock of $43,830 and $43,127 represent 12% and 13%, respectively, of the Plan's net assets.

The Plan investments include a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds or common collective funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances. Plan investments included a variety of investment that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(10)	Subsequent Events

The Plan evaluated events subsequent to December 31, 2024, and through June 18, 2025, the date on which the financial statements were issued, and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NUMBER 25-1190717  PLAN NUMBER 002

As of December 31, 2024
(in thousands)

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Cash Equivalents:
	PIMCO Government Money Market	Money market account		$677	$677

	Charles Schwab Participant-Directed Brokerage Account	Various money market accounts		$999	$999

	Total Cash Equivalents			$1,676	$1,676

	Fully benefit responsive investment contract, at contract value:

*	New York Life Insurance Anchor Acct IV	39,989	units	$46,713	$51,336

	Common Collective Funds:

	Target Retirement 2020 Strategy
	State Street Target Retirement 2020 Securities Non-Lending Series Fund	46	units	$951	$1,169

	Target Retirement 2025 Strategy
	State Street Target Retirement 2025 Securities Non-Lending Series Fund	360	units	$7,787	$10,337

	Target Retirement 2030 Strategy
	State Street Target Retirement 2030 Securities Non-Lending Series Fund	291	units	$7,070	$8,991

	Target Retirement 2035 Strategy
	State Street Target Retirement 2035 Securities Non-Lending Series Fund	206	units	$4,990	$6,723

	Target Retirement 2040 Strategy
	State Street Target Retirement 2040 Securities Non-Lending Series Fund	165	units	$4,100	$5,473

	Target Retirement 2045 Strategy
	State Street Target Retirement 2045 Securities Non-Lending Series Fund	221	units	$5,892	$7,528

	Target Retirement 2050 Strategy
	State Street Target Retirement 2050 Securities Non-Lending Series Fund	156	units	$4,239	$5,402

	Target Retirement 2055 Strategy
	State Street Target Retirement 2055 Securities Non-Lending Series Fund	165	units	$3,067	$3,841

	Target Retirement 2060 Strategy
	State Street Target Retirement 2060 Securities Non-Lending Series Fund	41	Units	$776	$885

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NUMBER 25-1190717  PLAN NUMBER 002

As of December 31, 2024
(in thousands)

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Target Retirement 2065 Strategy
	State Street Target Retirement 2065 Securities Non-Lending Series Fund	60	Units	$806	$902

	Target Retirement Income Strategy
	SSgA Target Retirement Income Non-Lending Series Fund	29	Units	$491	$594

	State Street Russell Small/Midcap Index Non-Lending Series Fund	49	units	$3,367	$4,515

	State Street S&P Midcap 400 Index Securities Lending Series Fund	49	units	$6,586	$9,491

	Wilmington Large Cap Value Fund	402	units	$5,533	$8,657

	Total Common Collective Funds			$55,655	$74,508

Mutual Funds:

Alliance Bernstein Discovery Value Fund	80	units		$1,711	$1,627

American Funds - Fundamental Investors Fund	347	units		$20,941	$27,933

BlackRock Impact Mortgage Fund	186	units		$1,876	$1,668

ClearBridge Large Cap Growth Fund (IS)	239	Units	$	$14,313	$18,038

Eaton Vance AtlCapSMID-Cap	98	units		$3,508	$4,092

Janus Triton Fund (I)	109	units		$3,164	$2,942

Janus Henderson Balanced Fund (N)	282	units		$10,907	$12,887

MFS International Value R4 Fund	112	units		$4,613	$4,013

MFS International Value R6 Fund	286	units		$6,393	$6,360

Prudential Total Return Bond Fund	1,038	units		$13,164	$12,269

Vanguard Life Strategy Conservative Growth Fund	199	units		$4,061	$4,068

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NUMBER 25-1190717  PLAN NUMBER 002

As of December 31, 2024
(in thousands)

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Vanguard Life Strategy Growth Fund	153	units	$5,689	$6,774

	Vanguard Life Strategy Moderate Growth Fund	458	units	$12,605	$14,354
	Fidelity 500 Index Fund	289 units		$47,141	$59,030
	Mutual Fund Window
	Charles Schwab Participant-Directed Brokerage Account	Various mutual fund investments		$2,426	$2,426

	Total Mutual Funds			$152,512	$178,481

	Charles Schwab Participant-Directed Brokerage Account	Various common stock investments		$848	$848
*	MTI Common Stock Fund
	Minerals Technologies Inc.
	Common Stock	575	units	$33,084	$43,830

	Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	204	units	$4,972	$5,404
	Total Common Stock			$38,904	$50,082

*	Notes receivable from participants	504 loans to participants with interest rates of 4.25% to 9.75% with various maturity dates through 2037		$-	$4,656
	Total				$360,739

* Parties in interest, as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ Erik C. Aldag
Erik C. Aldag Senior Vice President - Finance and Treasury, Chief Financial Officer Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 18, 2025

EXHIBIT INDEX

The following is a list of Exhibits filled as part of this Annual Report on Form 11-K:

Exhibit Number	Exhibit Description
23.1	Consent of Withum+Brown, PC